Exhibit 12

PARKER-HANNIFIN CORPORATION

COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

(In thousands)

	Nine months Ended March 31,		Fiscal Year Ended June 30,
	2006	2005	2005	2004	2003	2002	2001
EARNINGS
Income from continuing operations before income taxes	$634,632	$523,360	$738,271	$472,956	$286,608	$218,036	$528,183
Add:
Interest on indebtedness, exclusive of interest capitalized in accordance with FASB #34 and interest on ESOP loan guarantee	53,886	47,133	62,482	67,183	75,068	75,994	89,141
Amortization of deferred loan costs	1,520	1,109	1,457	2,293	1,786	1,357	810
Portion of rents representative of interest factor	16,130	15,910	21,507	21,213	20,585	20,509	18,663
Equity share of losses of companies for which debt obligations are not guaranteed	563				2,895	6,078	1,571
Amortization of previously capitalized interest	202	204	280	291	291	297	274

Income as adjusted	$706,933	$587,716	$823,997	$563,936	$387,233	$322,271	$638,642

FIXED CHARGES
Interest on indebtedness, exclusive of interest capitalized in accordance with FASB #34 and interest on ESOP loan guarantee	$53,886	$47,133	$62,482	$67,183	$75,068	$75,994	$89,141
Capitalized interest	40
Amortization of deferred loan costs	1,520	1,109	1,457	2,293	1,786	1,357	810
Portion of rents representative of interest factor	16,130	15,910	21,507	21,213	20,585	20,509	18,663

Fixed charges	$71,576	$64,152	$85,446	$90,689	$97,439	$97,860	$108,614

RATIO OF EARNINGS TO FIXED CHARGES	9.88x	9.16x	9.64x	6.22x	3.97x	3.29x	5.88x